UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8‑K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 26, 2016

Talmer Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation)	001-36308 (Commission File Number)	61-1511150 (IRS Employer Identification No.)

2301 West Big Beaver Rd., Suite 525 Troy, Michigan (Address of principal executive offices)	48084 (Zip Code)

(248) 498-2802
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Talmer Bancorp, Inc. (“Talmer”) and Chemical Financial Corporation (“Chemical”) will host a conference call to discuss their merger agreement, as well as their respective fourth quarter and year-end 2015 earnings, on Tuesday, January 26, 2016 at 11:00 a.m. Eastern Time. Anyone interested may access the conference call on a live basis by dialing toll-free at 1-800-289-0459 and entering 430440 for the participant passcode. The call will also be broadcast live over the Internet hosted on Chemical’s website at www.chemicalbankmi.com under the “Investor Info” section. A copy of the slideshow presentation to be used on the call is filed with this report as Exhibit 99.1 and is incorporated herein by reference. Both the slideshow presentation and an audio replay of the call will remain available on Talmer’s and Chemical’s websites for at least 14 days.

Additional Information about the Transaction

This communication is being made in respect of the merger involving Talmer and Chemical. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Talmer shareholders will receive if the transaction is consummated. The registration statement will contain a prospectus for Chemical and a joint proxy statement to be used by Talmer and Chemical to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. Talmer and Chemical may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF TALMER AND CHEMICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TALMER, CHEMICAL AND THE TRANSACTION. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, at Talmer’s website at http://www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862, or at Chemical’s website at http://www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757.

Participants in the Merger Solicitation

Talmer and Chemical, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Talmer and Chemical shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Talmer and Chemical shareholders in connection with the proposed transaction will be set forth in the prospectus and joint proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above. Information about Talmer’s directors and executive officers can be found in Talmer’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 27, 2015, and other documents subsequently filed by Talmer with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 6, 2015, and other documents subsequently filed by Chemical with the SEC. Additional information regarding the interests of such participants will be included in the prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC when they become available.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.    Exhibit
99.1        Slideshow Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TALMER BANCORP, INC.

Dated: January 26, 2016	By: /s/ David T. Provost
David T. Provost
Chief Executive Officer